Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Lifecore Biomedical, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: June 30, 2023

Scott Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By:	/s/ Scott Miller

Scott Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Funds and the Investment Manager).